

January 19, 2021

Jean-Jacques Charhon
Chief Financial Officer
Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202

> **Re: Laureate Education, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-38002**

Dear Mr. Charhon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services